Exhibit 99.1

OKYO Pharma Announces Participation in May 2024 Investor Conferences

London and New York, NY, May 8, 2024 – OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative ocular therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and anterior ocular segment diseases including neuropathic corneal pain (NCP), an ocular condition associated with pain but without an FDA approved therapy, today announced upcoming presentations at two investor conferences in May 2024.

Conference: Aegis Capital Virtual Healthcare Conference

Date: Wednesday May 8, 2024, 11 AM EST

Location: Virtual

Presenter: Gary Jacob, PhD, Chief Executive Officer

Conference: Citizens JMP Securities Life Sciences Conference

Date: Monday May 13, 2024, 10:30 AM EST

Location: New York, NY

Presenter: Gary Jacob, PhD, Chief Executive Officer

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the recently completed Phase 2 DED trial, OKYO also has plans underway for the opening of a Phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	917-497-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379